Exhibit 2.2

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into as of October 25, 2007, by ESP Systems, LLC., a North Carolina limited liability company (“Buyer”), NTN Buzztime, Inc., a Delaware corporation (“Parent”), and NTN Software Solutions, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Seller”, and collectively with Parent, “Sellers”).

STATEMENT OF PURPOSE

Buyer has agreed to purchase from Seller, and Seller has agreed to sell to Buyer, the Purchased Assets for the consideration and on the terms and subject to the conditions set forth in this Agreement.

ARTICLE I

DEFINITIONS

“Acquisition Proposal” is defined in Section 6.3.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. The term “control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, by contract or otherwise or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

“Agreement” is defined in the opening paragraph.

“Assumed Liabilities” is defined in Section 2.2.

“Bill of Sale” is defined in Section 7.1(a)(i).

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in Charlotte, North Carolina.

“Buyer” is defined in the opening paragraph.

“Closing” is defined in Section 2.5.

“Closing Date” is defined in Section 2.5.

“Confidential Information” means information concerning the Purchased Assets, including information relating to manufacturing and production processes and techniques, processes and business methods, technical information, pending projects and proposals, research and development projects, inventions, discoveries, ideas, technologies, trade secrets, know-how, formulae, technical data, designs, patterns, marks, names, improvements, industrial designs, mask works, compositions, works of authorship and other Intellectual Property, devices, samples, plans, drawings and specifications, photographs and digital images, computer software and programming, all other confidential information and materials relating to the Purchased Assets, and all notes, analyses, compilations, studies, summaries, reports, manuals, documents and other materials prepared by or for Seller containing or based in whole or in part on any of the foregoing, whether in verbal, written, graphic, electronic or any other form and whether or not conceived, developed or prepared in whole or in part by Seller.

“Consent” means any consent, approval, authorization, permission or waiver.

“Contract” means any contract, obligation, understanding, commitment, privacy policy, lease, license, purchase order, bid or other agreement, whether written or oral or whether express or implied, together with all amendments and other modifications thereto.

“Customer Contracts” is defined in Section 4.7(a)(i).

“Development Tools” is defined in Section 4.4(a)(iii).

“Encumbrance” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse or other claim, community property interest, condition, equitable interest, option, warrant, right of first refusal, easement, profit, license, servitude, right of way, covenant, zoning or other restriction of any kind or nature.

“Excluded Liabilities” is defined in Section 2.3.

“Governmental Body” means any federal, state, local, foreign or other government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Indemnified Party” is defined in Section 10.4.

“Indemnifying Party” is defined in Section 10.4.

“Intellectual Property” means any or all of the following in any jurisdiction: (a) all Proprietary Software; (b) all patents and applications therefore and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like statutory rights; (c) all trademarks, service marks and trade names, together with the goodwill of the business, and all applications and registrations associated therewith; (d) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, processes, formulae, technology, technical information, data, engineering procedures and all documentation relating to any of the foregoing; (e) all works of authorship (whether copyrightable or not), copyrights, copyright registrations and pending copyright registration applications and mask works, and all other rights corresponding thereto; (f) all software; (g) all databases and data collections and all rights therein; (h) any similar or equivalent rights to any of the foregoing; (i) all moral and similar rights of approval or attribution; and (j) claims, causes of action or defenses relating to the enforcement of any of the foregoing.

“Knowledge” means (a) actual knowledge or (b) knowledge that would be expected to be obtained after a reasonably comprehensive investigation concerning the matter at issue. Sellers will be deemed to have Knowledge of a matter if any Affiliate of such Person or any employee of such Person with responsibility for such matter has, or at any time had, Knowledge of such matter.

“Law” means any federal, state, local, foreign or other law, statute, ordinance, regulation, rule, regulatory or administrative guidance, Order, constitution, treaty, principle of common law or other restriction of any Governmental Body.

“Liability” or “Liabilities” means any liability, obligation or commitment of any kind or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

“Loss” means any loss, claim, demand, Order, damage, penalty, fine, cost (including any opportunity cost), settlement payment, Liability, tax, Encumbrance, diminution of value, expense, fee, court costs or attorneys’ fees and expenses.

“Material Adverse Effect” means any material adverse effect on the Purchased Assets.

“Modified Customer Contract” is defined in Section 4.7(a)(ii).

“Non-Transferred Intellectual Property Contracts” are set forth on Schedule 1.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Organizational Documents” means (a) the certificate or articles of incorporation and the bylaws, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Parent” is defined in opening paragraph.

“Party” means Buyer, Seller and Parent.

“Person” means any individual, corporation, limited liability company, partnership, company, sole proprietorship, joint venture, trust, estate, association, organization, labor union, Governmental Body or other entity.

“Proceeding” means any proceeding, charge, complaint, claim, demand, notice, action, suit, litigation, hearing, audit, investigation, arbitration or mediation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, conducted, heard or pending by or before any Governmental Body, arbitrator or mediator.

“Proprietary Information Agreements” means any agreement with any current or former employee, consultant, or contractor regarding the appropriation or the non-disclosure of any Seller Intellectual Property or otherwise relating to Seller Intellectual Property.

“Proprietary Software” means all data files, source and object codes, user interfaces, manuals, programming notes and instructions, databases and other specifications and documentation used in connection with the ProHost Seating and ProHost Reservation software products and all customized versions and upgrades and modifications thereof and as set forth on Schedule 1.

“Purchase Price” is defined in Section 2.4.

“Purchased Assets” means all Seller Intellectual Property, Seller Hardware and all Seller’s rights under Proprietary Information Agreements to the extent such rights relate to the ProHost Seating or ProHost Reservation products, but except as qualified by the accompanying Schedules which are incorporated herein.

“Representative” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Seller” is defined in the opening paragraph.

“Seller Contracts” is defined in Section 4.7(a).

“Seller Hardware” means all hardware (including computers, network hardware, POS terminals, paging system transmitters, guest pagers and other Seller hardware) used by Seller in connection with the development (including testing) of the ProHost Seating or ProHost Reservation products and as set forth on Schedule 1.

“Seller Intellectual Property” means all Intellectual Property relating to the ProHost Seating or ProHost Reservation products and as set forth on Schedule 1, but except as qualified by the schedules to this Agreement, which are expressly incorporated herein.

“Third-Party Claim” is defined in Section 10.4.

“Transactions” means the transactions contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement, the Bill of Sale and all other written agreements, documents and certificates contemplated by any of the foregoing documents.

“Transferred Intellectual Property Contracts” are set forth on Schedule 1.

ARTICLE II

SALE AND PURCHASE OF ASSETS

2.1 Sale and Purchase of Assets. Subject to the terms and conditions of this Agreement, Seller will sell, assign, transfer and convey to Buyer, and Buyer will purchase, acquire and accept from Seller, free and clear of all Encumbrances, all of Seller’s rights, title and interest in the Purchased Assets.

2.2 Assumed Liabilities. Buyer will assume and agree to pay, perform and discharge only (a) Liabilities to be performed after the Closing Date under any Transferred Intellectual Property Contract and (b) Liabilities arising after the Closing through Buyer’s use and operation of the Purchased Assets; provided, however, that such Liabilities will only be assumed to the extent that all benefits under such Purchased Assets are transferred to Buyer pursuant to this Agreement and the existence of such Liabilities does not constitute a breach of the representations and warranties of Seller set forth in this Agreement or in such Purchased Assets (collectively, the “Assumed Liabilities”).

2.3 Excluded Liabilities. The Excluded Liabilities will remain the sole responsibility of and will be retained, paid, performed and discharged as and when due solely by Seller. “Excluded Liabilities” means every Liability of Seller, other than the Assumed Liabilities, including:

(a) All Liabilities of Seller under any Transaction Document;

(b) All Liabilities under Contracts other than the Transferred Intellectual Property Contracts;

(c) All Liabilities arising prior to the Closing through Seller’s use and operation the Purchased Assets; and

(d) All other Liabilities of Seller.

2.4 Purchase Price. The purchase price for the Purchased Assets (the “Purchase Price”) will be $215,000.00 in cash.

2.5 Closing. The closing of the Transactions to be performed on the Closing Date (the “Closing”) will take place at the offices of Kennedy Covington Lobdell & Hickman, L.L.P. in Charlotte, North Carolina, commencing at 6:00 p.m. local time on the later of (a) October 25, 2007, or (b) the second Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Transactions to be performed on the Closing Date (other than conditions with respect to actions the Parties will take at the Closing) or such other date as Buyer and Seller may mutually determine (the “Closing Date”). Subject to the consummation of the Closing on the Closing Date, the sale, assignment, transfer and conveyance to Buyer of the Purchased Assets will be deemed effective as of 11:59 p.m. local time on the Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING PARENT

Parent represents and warrants as follows:

3.1 Organization and Authority. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent has full power, authority and legal capacity to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by Parent of each Transaction Document to which it is a party and the performance by Parent of the Transactions has been duly approved by its board of directors, and no other action on the part of Parent is necessary to authorize the execution and delivery by Parent of this Agreement and each such other Transaction Document or the consummation of the Transactions. This Agreement and each Transaction Document to which Parent is a party constitutes the valid and legally binding obligation of such party, enforceable against such party in accordance with the terms of such Transaction Document.

3.2 Share Ownership. Parent owns of record and beneficially all of the outstanding stock of Seller.

3.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which Parent is subject; (b) violate any Organizational Document of Parent; or (c) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which Parent is a party or by which Parent is bound or the performance of which is guaranteed by Parent. Parent is not required to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

3.4 Litigation. There is no Proceeding pending or, to the Knowledge of Parent, threatened or anticipated against Parent relating to or affecting the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Sellers, jointly and severally, represent and warrant as follows:

4.1 Organization and Authority. Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has full power, authority and legal capacity to execute and deliver the Transaction Documents to which Seller is a party and to perform Seller’s obligations thereunder. The execution and delivery by Seller of each Transaction Document to which it is a party and the performance by Seller of the Transactions have been duly approved, if required, by the board of directors or comparable governing body of Seller and, if required, by the equity holders of Seller. This Agreement constitutes the valid and legally binding obligation of Seller, enforceable against Seller in accordance with the terms of this Agreement. Upon the execution and delivery by Seller of each Transaction Document to which Seller is a party, such Transaction Document will constitute the valid and legally binding obligation of Seller, enforceable against Seller in accordance with the terms of such Transaction Document.

4.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which Seller is subject; (b) violate any Organizational Document of Seller; or (c) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which Seller is a party or by which Seller is bound (including Seller Contracts) or the performance of which is guaranteed by Seller; (d) cause Buyer to have any Liability for any tax; or (e) result in the imposition of any Encumbrance upon any Purchased Asset. Seller is not required to notify, make any filing with, or obtain any Consent of any Person in order to perform the Transactions.

4.3 Litigation. Except as set forth on Schedule 4.3, there is no Proceeding pending or, to the Knowledge of Seller, threatened or anticipated against Sellers relating to or affecting (a) the Purchased Assets or (b) the Transactions.

4.4 Intellectual Property.

(a) Schedule 1 sets forth a complete and accurate list of the Seller Intellectual Property including:

(i) All Intellectual Property used, held for use or tangibly proposed to be used as of the Closing by Seller in the current business operations of ProHost Seating or ProHost Reservation (including Proprietary Software and all related documentation);

(ii) All written licenses, sublicenses and other Contracts under which Seller has rights in any Intellectual Property used with the ProHost Seating or ProHost Reservation products or systems (“Transferred Intellectual Property Contracts” and “Non-Transferred Intellectual Property Contracts”);

(iii) All existing development environments (including any third party software tools and hardware currently used to make changes to the source code of the Proprietary Software and generate executables for field deployment), existing test environments (including any third party software tools, simulators, emulators and regression test packages), document management tools and code management tools(“Development Tools”);

(iv) Each registered trademark and service mark and each trade name or unregistered trademark or service mark used in connection with the ProHost Seating or ProHost Reservation products and systems; and

(v) All applications and registrations for Intellectual Property that relate to the ProHost Seating or ProHost Reservation products and systems, worldwide.

The Seller Intellectual Property set forth on Schedule 1 includes all of the Intellectual Property assets necessary to operate the ProHost Seating or ProHost Reservation business as it is presently conducted. Buyer acknowledges this representation will be qualified by the exceptions contained in each of the schedules related to this Section 4.4.

(b) Except as disclosed on Schedule 4.4(b), Seller owns and possesses full, legally enforceable rights to use, sell, transfer and assign all Seller Intellectual Property, in each case, free and clear of conditions, adverse claims or other restrictions or any requirement of any past, present or future royalty payments.

(c) Seller has a practice to secure valid written assignments from all consultants and employees who contribute or have contributed to the creation or development of Seller Intellectual Property (including all Proprietary Software) of the rights to such contributions that Seller does not already own by operation of law.

(d) Except as set forth on Schedule 4.4(d), Seller has taken all reasonable and appropriate steps to protect and preserve the confidentiality of all of the trade secrets that comprise any part of Seller Intellectual Property, and there are no unauthorized uses, disclosures or infringements of any such trade secrets; any use by, and disclosure to, with Seller’s Knowledge, any Person of trade secrets that comprise any part of Seller Intellectual Property has been pursuant to the terms of a written agreement with such Person; any use by Seller, with Seller’s Knowledge, of trade secrets owned by another Person has been pursuant to the terms of a written agreement with such Person or is otherwise lawful; and, to the Knowledge of Seller, no trade secrets of Seller have been used, divulged or appropriated for the benefit of any Person other than Seller or otherwise to the detriment of Seller.

(e) There is not pending in any forum (or, to the Knowledge of Seller, threatened) any action, suit or proceeding: (i) challenging the validity, enforceability, ownership, scope or effectiveness of, or contesting Seller’s rights with respect to, any Seller Intellectual Property, (ii) challenging Seller’s rights to use any Intellectual Property or the enforceability of any agreements or arrangements relating thereto, or (iii) asserting that Seller’s use or exploitation of any Intellectual Property infringes upon, misappropriates, violates or conflicts in any way with the rights (including, without limitation, rights in Intellectual Property, rights of privacy, rights of publicity and rights in personal and other data) of any Person; and, in each case, there are not grounds for any such assertion or claim.

(f) Except as disclosed in Schedule 4.4(f), Seller is not and has not been a party to any suit, action or proceeding which involves a claim of infringement, breach or misappropriation of any Intellectual Property of any Person and has not brought any action, suit or proceeding against any Person for infringement or misappropriation of, or breach of any license or agreement involving, any Seller Intellectual Property.

(g) Neither Seller Intellectual Property nor the use or other exploitation thereof by Seller (or any consultant, contractor or employee of Seller who contributes to or has contributed to or participated in the creation or development of Seller Intellectual Property) infringes on, misappropriates, breaches or violates the rights in Intellectual Property or any other rights of any Person.

(h) Except as disclosed on Schedule 4.4(h), Seller has not given or received any notice of default or any event which with the lapse of time would constitute a default under any agreement relating to Seller Intellectual Property; neither Seller nor, to the Knowledge of Seller, any other party is currently in default with regard to any agreement relating to Seller Intellectual Property, and there exists no condition or event which, with the giving of notice or the lapse of time or both, would constitute a default by Seller under any agreement relating to Seller Intellectual Property, or would give any Person any rights of termination, cancellation, acceleration of any performance under any such agreement.

(i) Except as disclosed on Schedule 4.4(i), to Seller’s Knowledge, there are no unauthorized uses, disclosures, infringements, or misappropriations by any Person of any Seller Intellectual Property. Except as set forth on Schedule 4.4(i), Seller has not entered into (i) any agreement to indemnify any other Person against any charge of infringement, breach or misappropriation of any Person’s rights in Intellectual Property or (ii) any agreement granting any Person the right to bring infringement or misappropriation actions with respect to, or otherwise to enforce rights with respect to, any Seller Intellectual Property.

(j) Except as disclosed on Schedule 4.4(j), no Person other than Seller possesses any current or contingent rights to, or otherwise uses, any computer software source code that is part of Seller Intellectual Property (including, without limitation, through any escrow account).

(k) There are no material errors in any documentation of such Proprietary Software related to, associated with or used or produced in the development, maintenance or marketing of such Proprietary Software. All Proprietary Software contained within Seller Intellectual Property performs in all material respects in accordance with the specifications included therein or applicable thereto.

4.5 Title to and Sufficiency of Purchased Assets. Except as set forth on Schedule 4.5, the Seller has good and marketable title to, or a valid leasehold interest in, the Purchased Assets, free and clear of any Encumbrances. The Purchased Assets include all tangible and intangible property and assets used in the business of ProHost Seating or ProHost Reservation. The transfer of the Purchased Assets hereunder will convey to Buyer good, valid and indefeasible title to the Purchased Assets, free and clear of any Encumbrances.

4.6 Seller Hardware; Condition of Purchased Assets. Schedule 4.6 contains a listing of the Seller Hardware. The Seller Hardware is in good operating condition and repair and adequate for the uses to which it is being put. None of the Seller Hardware is in need of maintenance or repairs, except for ordinary wear and tear and routine maintenance and repairs that are not material in nature or cost.

4.7 Contracts.

(a) Schedule 4.7 provides the following information relating to the Contracts of Seller (“Seller Contracts”):

(i) a copy of the standard form of licensing agreement under which the typical customer of Seller had rights in Seller Intellectual Property (“Customer Contract”);

(ii) a listing of customers who have entered into contracts with Seller that substantially deviate from the terms of Seller’s Customer Contract (each a “Modified Customer Contract”);

(iii) a list of all Proprietary Information Agreements; and

(iv) a list of all Transferred Intellectual Property Contracts.

(b) Seller has delivered to Buyer a correct and complete copy of the Modified Customer Contracts and the Transferred Intellectual Property Contracts. Except as set forth on Schedule 4.7, Seller has no material verbal Seller Contracts. Other than the Customer Contracts and the Modified Customer Contracts, there do not exist any licensing agreements or other Contract under which any third party has any rights in Seller Intellectual Property. Each of the Seller Contracts, with respect to Seller, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. Each Seller Contract, with respect to the other parties to such Seller

Contract, to the Knowledge of Seller, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms following the Closing Date. Seller is not in breach or default, and no event has occurred that with notice would constitute a breach or default, or permit termination, modification or acceleration, under any Seller Contract. To the Knowledge of Seller, no other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Seller Contract. No party to any Seller Contract has repudiated any provision of any Seller Contract. Buyer acknowledges that certain customers of Seller who are customers under the Customer Contract or Modified Customer Contract may be granted rights to Seller Intellectual Property pursuant to the terms of that license agreement referenced in Section 7.1(b)(iii).

4.8 Solvency. Seller is not now insolvent and will not be rendered insolvent by any of the Transactions. As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller’s assets. Immediately after giving effect to the Transactions: (a) Seller will be able to pay its Liabilities as they become due in the usual course of business, (b) Seller will not have unreasonably small capital with which to conduct its present or proposed business, (c) Seller will have assets (calculated at fair market value) that exceed its Liabilities and (d) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms and all other obligations of Seller.

4.9 Disclosure. No representation or warranty contained in this Article IV and no statement in any Schedule related thereto contains any untrue statement of material fact or omits to state any material fact necessary to make the statements therein not misleading. To the Knowledge of Seller, there is no impending change in Seller’s competitors, relations with employees, suppliers or customers, or in any Laws affecting the Purchased Assets that (a) has not been disclosed in the Schedules to the representations and warranties in this Article IV and (b) has resulted in or is reasonably likely to result in any Material Adverse Effect. Except as expressly set forth in Article III or Article IV, Sellers make no representation or warranty, express or implied, at law or in equity, in respect to the Purchased Assets.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING BUYER

Buyer represents and warrants to Sellers as follows:

5.1 Organization and Authority. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Buyer has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by Buyer of each Transaction Document to which Buyer is a party and the performance by Buyer of the Transactions have been duly approved by all requisite action of Buyer. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with the terms of this Agreement. Upon the execution and delivery by Buyer of each Transaction Document to which Buyer is a party, such Transaction Document will constitute the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with the terms of such Transaction Document.

5.2 No Conflicts. Neither the execution and delivery of this Agreement nor the performance of the Transactions will, directly or indirectly, with or without notice or lapse of time: (a) violate any Law to which Buyer is subject; (b) violate any Organizational Document of Buyer; or (c) violate, conflict with, result in a breach of, constitute a default under, result in the acceleration of or give any Person the right to accelerate the maturity or performance of, or to cancel, terminate, modify or exercise any remedy under, any Contract to which Buyer is a party or by which Buyer is bound or the performance of which is guaranteed by Buyer.

5.3 Litigation. There is no Proceeding pending or, to the Knowledge of Buyer, threatened or anticipated against Buyer relating to or affecting the Transactions.

ARTICLE VI

PRE-CLOSING COVENANTS

Parties agree as follows with respect to the period between the date hereof and the Closing:

6.1 Best Efforts. Each Party will use its best efforts to perform the Transactions (including satisfaction, but not waiver, of the closing conditions set forth in Article VII).

6.2 Consents and Approvals. As promptly as practicable after the date hereof, Sellers will make all filings required by Law to be made by them in order to perform the Transactions contemplated to be performed on or before the Closing Date.

6.3 Exclusivity. Sellers agree that they will not, and will cause their Representatives not to, directly or indirectly: (a) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than Buyer and its Affiliates and Representatives) relating to any transaction involving the Purchased Assets (in each case, an “Acquisition Proposal”); or (b) participate in any discussion or negotiation regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any Acquisition Proposal. If any Person makes an Acquisition Proposal, Sellers will immediately notify Buyer of such Acquisition Proposal and all related details.

6.4 Confidentiality, Press Releases and Public Announcements. Each Party will, and will cause its respective Representatives to, maintain in confidence all information received from another Party or a Representative of another Party in connection with this Agreement or the Transactions (including the existence and terms of this Agreement and the Transactions) and use such information solely to evaluate the Transactions, unless (a) such information is already known to the receiving Party or its Representatives, (b) such information is subsequently disclosed to the receiving Party or its Representatives by a third party that, to the Knowledge of the receiving Party, is not bound by a duty of confidentiality, (c) such information becomes publicly available through no fault of the receiving Party, or (d) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any Proceeding or Law (in which case the receiving Party will use its best efforts to advise the other Parties prior to making the disclosure).

6.5 Notice of Developments. Sellers will immediately notify Buyer in writing of (a) any fact or condition existing prior to or on the date hereof that constitutes a breach of any representation or warranty of Sellers in this Agreement and (b) any fact or condition developing after the date hereof that would constitute a breach of any representation or warranty of Sellers in this Agreement if such representation or warranty were made on the date of the occurrence or discovery of such fact or condition.

ARTICLE VII

CLOSING CONDITIONS

7.1 Conditions to Buyer’s Obligations. Buyer’s obligation to perform the Transactions contemplated to be performed on or about the Closing Date is subject to satisfaction, or written waiver by Buyer, of each of the following conditions:

(a) Each of the following documents must have been delivered to Buyer and must be dated as of the Closing Date (unless otherwise indicated):

(i) a bill of sale and assignment executed by Seller, transferring the Purchased Assets to Buyer (“Bill of Sale”) in the form of Exhibit 7.1(a)(i);

(ii) an assignment of servicemarks and trademarks executed by the Seller, in the form of Exhibit 7.1(a)(ii);

(iii) the license agreement allowing Seller to use certain of the Purchased Assets, in the form of Exhibit 7.1(a)(iii); and

(iv) such other bills of sale, assignments, certificates of title and other instruments of transfer, all in form and substance reasonably satisfactory to Buyer, as are necessary or desirable to convey fully and effectively to Buyer all Purchased Assets in accordance with the terms of this Agreement;

(b) Each of Kipp Ogden, Vince Heiker and Sasi Tadepalli shall have agreed to employment or consulting terms with Buyer reasonably satisfactory to Buyer;

(c) There must not be any Proceeding pending or threatened against Buyer or any of its Affiliates that (i) challenges or seeks damages or other relief in connection with any of the Transactions or (ii) may have the effect of preventing, delaying, making illegal or interfering with any of the Transactions; and

(d) The performance of the Transactions must not, directly or indirectly, with or without notice or lapse of time, violate any Law.

7.2 Conditions to Sellers’ Obligations. Sellers’ obligations to perform the Transactions contemplated to be performed on or before the Closing Date are subject to satisfaction, or written waiver by Sellers, of the following conditions:

(a) Counterparts as necessary to the documents listed in Section 7.1(a)(i)-(iv).

(b) There must not be any Proceeding pending or threatened against Sellers or any of their Affiliates that (i) challenges or seeks damages or other relief in connection with any of the Transactions or (ii) may have the effect of preventing, delaying, making illegal or interfering with any of the Transactions; and

(c) The sale of the Purchased Assets to Buyer must not violate any Law that has been adopted or issued, or has otherwise become effective, since the date hereof.

ARTICLE VIII

TERMINATION

8.1 Termination Events. This Agreement may, by written notice given to Sellers or Buyer, as applicable, prior to the Closing, be terminated:

(a) by (i) Buyer, if any representation or warranty made by Sellers is inaccurate in any material respect or Sellers have breached any covenant or agreement in this Agreement in any material respect or (ii) Sellers, if any representation or warranty made by Buyer is inaccurate in any material respect or Buyer has breached any covenant or agreement in this Agreement in any material respect;

(b) by (i) Buyer, if any condition in Section 7.1 has not been satisfied or waived in writing by November, 1 2007 or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Buyer to comply with its obligations under this Agreement) or (ii) Sellers, if any condition in Section 7.2 has not been satisfied or waived in writing by November 1, 2007 or if satisfaction of any such condition is or becomes impossible (in either case, for reasons other than the failure of Sellers to comply with such Party’s obligations under this Agreement); or

(c) by mutual consent of Buyer and Sellers.

8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that the obligations in Section 6.4 (confidentiality) and Article XI (miscellaneous) will survive the termination. Nothing in this Article VIII will release any Party from any Liability for any breach of any representation, warranty, covenant or agreement in this Agreement.

ARTICLE IX

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

9.1 Payment of Excluded Liabilities. Sellers will pay, perform and discharge the Excluded Liabilities as and when due.

9.2 Payment of Assumed Liabilities . Buyer will pay, perform and discharge the Assumed Liabilities as and when due.

9.3 Use of Office Space. During the 30 day period commencing on the Closing Date, Seller shall permit Kipp Ogden and Vince Heiker to continue to work out of Seller’s facility in Arlington, Texas. Buyer shall not be required to pay any rent or other charge in connection with such use of Seller’s facility. Buyer agrees that Buyer shall be responsible for and indemnify Seller against all liabilities associated with the employment of Mr. Ogden and Mr. Heiker during such period.

9.4 Litigation Support. If any Party is evaluating, pursuing, contesting or defending against any Proceeding in connection with (a) any Transaction or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Purchased Assets, each other Party will cooperate with such Party and such Party’s counsel in the evaluation, pursuit, contest or defense, make available its personnel, and provide such testimony and access to its books and records as may be necessary in connection therewith. The evaluating, pursuing, contesting or defending Party will reimburse each other Party for its out-of-pocket expenses related to such cooperation (unless the contesting or defending Party is entitled to indemnification therefor under Article X).

9.5 Confidentiality

(a) Seller will, and will cause its Affiliates and Representatives to, maintain the confidentiality of the Confidential Information at all times, and will not, directly or indirectly, use any Confidential Information for its own benefit or for the benefit of any other Person or reveal or disclose any Confidential Information to any Person other than authorized Representatives of Buyer, except in connection with this Agreement or with the prior written consent of Buyer. The covenants in this Section

9.5 will not apply to Confidential Information that (i) is or becomes available to the general public through no breach of this Agreement by Seller or any of its Affiliates or Representatives or, to the Knowledge of Seller, breach by any other Person of a duty of confidentiality to Buyer or (ii) Seller is required to disclose by applicable Law, including any requirements of public filings; provided, however, that Seller will notify Buyer in writing, including via email, of such required disclosure as much in advance as practicable in the circumstances and cooperate with Buyer to limit the scope of such disclosure. At any time that Buyer may request, Seller will, and will cause its Affiliates and Representatives to, turn over or return to Buyer all Confidential Information in any form (including all copies and reproductions thereof) in its possession or control.

(b) Neither Seller nor Parent will identify Buyer as the purchaser or potential purchaser of the Purchased Assets without the prior written approval of Buyer. No Party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Buyer and Sellers. Buyer acknowledges that certain public filings are necessary in connection with these Transactions.

9.6 Non-Compete. Sellers acknowledge the benefits received by them in connection with the sale of the Purchased Assets to Buyer pursuant to this Agreement. Seller and Parent acknowledge that they have special knowledge, expertise, contacts and other information with respect to the Purchased Assets, and that Buyer would not enter into this Agreement without obtaining the agreements of Sellers set forth in this Section 9.6, which Sellers acknowledge and agree reflect reasonable restrictions necessary and appropriate to protect the interests of Buyer and to ensure that Buyer obtains all of the benefits intended to be conveyed to Buyer pursuant to this Agreement.

(a) Sellers agree that, for five (5) years after the Closing, they will not, directly or indirectly, have any ownership interest in, or otherwise engage in, the business of developing, creating owning, selling, licensing or operating any (i) table management software or systems; (ii) waitlist software or systems; or (iii) reservation management software or systems; in the Restricted Territory; provided, however, that that the foregoing will not restrict the ability of the Seller to purchase or otherwise acquire up to one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities have been registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934. “Restricted Territory” means (1) any State in which Seller does or did business on the date of this Agreement or during the 12 month period prior to such date, (2) any other State in which Seller has done business and (3) the United States of America.

(b) Sellers agree that, for two (2) years after the Closing, Sellers will not, directly or indirectly, solicit, request, induce, assist or encourage any employee of Buyer (including any former employee of Seller or Parent) to terminate his or her employment with Buyer.

(c) Sellers acknowledge that the Purchased Assets include highly sensitive, special or unique information that is confidential or proprietary, and agree that, except in accordance with Section 9.3 or as required by law and only after consultation with Buyer, they will not use or divulge, furnish or make accessible to anyone any knowledge or information of a confidential or secret nature with respect to the Purchased Assets; provided, that Sellers shall give prompt notice to Buyer prior to any such disclosure required by Law to permit Buyer to contest such disclosure with the applicable Governmental Body.

(d) Sellers agree that the covenants in this Section 9.6 are reasonable given the real and potential competition encountered (and reasonably expected to be encountered) by Buyer and the substantial knowledge and goodwill Sellers have acquired with respect to the Purchased Assets. Notwithstanding the foregoing, in the event that any provision of this Agreement is determined by a court to be invalid or unenforceable, such court may, and is hereby authorized to, reduce or limit the terms of such provision to allow it to be enforced. Without limiting the foregoing, in the event that the absence of a time limitation in Section 9.6(c) is determined by a court to be unreasonable, such court may, and is hereby authorized to, impose the maximum limitation as it deems reasonable.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Sellers. After the Closing, Sellers, jointly and severally, will indemnify and hold harmless Buyer and its Affiliates and Representatives from, and pay and reimburse Buyer and its Affiliates and Representatives for, all Losses directly or indirectly relating to or arising from (a) any breach or inaccuracy or any allegation of any third party that, if true, would be a breach or inaccuracy of any representation or warranty made by Sellers in this Agreement, (b) any breach of any covenant or agreement of the Sellers in this Agreement; and (c) any failure to pay, perform or otherwise discharge any Excluded Liability as and when due.

10.2 Indemnification by Buyer. After the Closing, Buyer will indemnify and hold harmless Sellers from, and pay and reimburse Sellers and their Affiliates and Representatives from, and pay and reimburse Buyer and its Affiliates and Representatives for, all Losses directly or indirectly relating to or arising from (a) any breach or inaccuracy or any allegation of any third party that, if true, would be a breach or inaccuracy of any representation or warranty made by Buyer in this Agreement, (b) any breach of any covenant or agreement of the Buyer in this Agreement; and (c) any failure to pay, perform or otherwise discharge any Assumed Liability as and when due.

10.3 Survival and Limitation on Indemnification

(a) All representations, warranties, covenants and agreements of the Parties in this Agreement or any other certificate or document delivered pursuant to this Agreement will survive the Closing.

(b) Notwithstanding the foregoing, (i) no claim for indemnification under this Article X may be made after the date that is eighteen (18)months after the Closing Date and (ii) Sellers’ maximum aggregate Liability with respect to the matters described in this Article X will be limited to an amount equal to the Purchase Price; provided, this Section 10.3(b) will not apply to any fraudulent or intentional breach of any representation or warranty or the obligations of Sellers under Section 10.1(c).

10.4 Third-Party Claims

(a) If a third party commences a lawsuit or arbitration (the “Third-Party Claim”) against any Person (the “Indemnified Party”) with respect to any matter that the Indemnified Party might make a claim for indemnification against any Party (the “Indemnifying Party”) under this Article X, then the Indemnified Party must notify the Indemnifying Party thereof in writing of the existence of such Third-Party Claim and must deliver copies of any documents served on the Indemnified Party with respect to the Third-Party Claim; provided, however, that any failure to notify the Indemnifying Party or deliver copies will not relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is materially prejudiced by such failure.

(b) Upon receipt of the notice described in Section 10.4(a), the Indemnifying Party will have the right to defend the Indemnified Party against the Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party so long as (i) within ten (10) days after receipt of such notice, the Indemnifying Party notifies the Indemnified Party in writing that the Indemnifying Party will indemnify the Indemnified Party from and against any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim, (ii) the Indemnifying Party provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Third-Party Claim and fulfill its indemnification obligations hereunder, (iii) the Indemnifying Party is not a party to the Proceeding or the Indemnified Party has determined in good faith that there would be no conflict of interest or other inappropriate matter associated with joint representation, (iv) the Third-Party Claim involves only money damages and does not seek an injunction or other equitable relief, (v) the Indemnifying Party conducts the defense of the Third-Party Claim actively and diligently and (vi) the Indemnifying Party keeps the Indemnified Party apprised of all developments, including settlement offers, with respect to the Third-Party Claim and permits the Indemnified Party (at no cost to the Indemnifying Party) to participate in the defense of the Third-Party Claim.

(c) So long as the Indemnifying Party is conducting the defense of the Third-Party Claim in accordance with Section 10.4(b), (i) the Indemnifying Party will not be responsible for any attorneys’ fees incurred by the Indemnified Party regarding the Third-Party Claim (other than attorneys’ fees incurred prior to the Indemnifying Party’s assumption of the defense pursuant to Section 10.4(b)) and (ii) neither the Indemnified Party nor the Indemnifying Party will consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the other party, which consent will not be withheld unreasonably. If the Indemnified Party desires to consent to the entry of judgment with respect to or to settle a Third-Party Claim but Indemnifying Party refuses, then the Indemnifying Party will be responsible for all Losses with respect to such Third-Party Claim.

(d) If any condition in Section 10.4(b) is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith), (ii) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically (but no less often than monthly) for the costs of defending against the Third-Party Claim, including attorneys’ fees and expenses, and (iii) the Indemnifying Party will remain responsible for any Losses the Indemnified Party may incur relating to or arising out of the Third-Party Claim to the fullest extent provided in this Article X.

10.5 Other Indemnification Matters. All indemnification payments under this Article X will be deemed adjustments to the Purchase Price. The indemnification provisions in this Article X will be enforceable regardless of whether any person alleges or proves the sole, concurrent, contributory or comparative negligence of the Person seeking indemnification or its Affiliates, or the sole or concurrent strict liability imposed on the Person seeking indemnification or its Affiliates.

ARTICLE XI

MISCELLANEOUS

11.1 Further Assurances. Each Party agrees to furnish upon request to any other Party such further information, to execute and deliver to any other Party such other documents, and to do such other acts and things (including the execution and delivery of such further instruments or documents as may be necessary or convenient to transfer and convey any Purchased Asset to Buyer), all as any other Party may reasonably request for the purpose of carrying out the intent of the Transaction Documents.

11.2 No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person other than the Parties, their respective successors and permitted assigns and, as expressly set forth in this Agreement, any Indemnified Party.

11.3 Entire Agreement. The Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter of the Transaction Documents and supersede all prior agreements (whether written or oral and whether express or implied) among any Parties to the extent related to the subject matter of the Transaction Documents (including any letter of intent or confidentiality agreement).

11.4 Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of its rights, interests or obligations in this Agreement without the prior written approval of the other Parties.

11.5 Counterparts. This Agreement may be executed by the Parties in multiple counterparts and shall be effective as of the date set forth above when each Party shall have executed and delivered a counterpart hereof, whether or not the same counterpart is executed and delivered by each Party. When so executed and delivered, each such counterpart shall be deemed an original and all such counterparts shall be deemed one and the same document. Transmission of images of signed signature pages by facsimile, e-mail or other electronic means shall have the same effect as the delivery of manually signed documents in person.

11.6 Notices. Any notice pursuant to this Agreement must be in writing and will be deemed effectively given to another Party on the earliest of the date (a) three Business Days after such notice is sent by registered U.S. mail, return receipt requested, (b) one Business Day after receipt of confirmation if such notice is sent by facsimile, (c) one Business Day after delivery of such notice into the custody and control of an overnight courier service for next day delivery, (d) one Business Day after delivery of such notice in person and (e) such notice is received by that Party; in each case to the appropriate address below (or to such other address as a Party may designate by notice to the other Parties):

If to Sellers:

NTN BUZZTIME, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Fax: (760) 929-5280

Direct: (760) 929-5280

Email: Kendra.Berger@ntnbuzztime.com

Attn: Chief Financial Officer

with a copy to:Heller Ehrman LLP

701 Fifth Avenue, Suite 6100

Seattle, WA 98104

Fax: (206) 515-8883

Direct: (206) 389-4263

Email: matt.lemaster@hellerehrman.com

Attn: Matt LeMaster

If to Buyer:

ESP Systems, LLC

1422 East Fourth Street

Charlotte, NC 28204

Fax: (980) 235-7760

Phone: (980) 235-7766

Email: ToddBinkowski@espsystems.net

Attn: Todd Binkowski

with a copy to:

Kennedy Covington Lobdell & Hickman, L.L.P.

Hearst Tower, 47th Floor

214 North Tryon Street

Charlotte, NC 28202

Fax: (704) 353-3140

Phone: (704) 331-7440

Email: mbusch@kennedycovington.com

Attn: Mark R. Busch, Esq.

11.7 JURISDICTION; SERVICE OF PROCESS. EACH PARTY (a) CONSENTS TO THE PERSONAL JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN CHARLOTTE, NORTH CAROLINA OR SAN DIEGO, CALIFORNIA (AND ANY CORRESPONDING APPELLATE COURT) IN ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT, (b) WAIVES ANY VENUE OR INCONVENIENT FORUM DEFENSE TO ANY PROCEEDING MAINTAINED IN SUCH COURTS, AND (c) EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT, AGREES NOT TO INITIATE ANY PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT IN ANY OTHER COURT OR FORUM. PROCESS IN ANY SUCH PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD.

11.8 Governing Law. This Agreement and all other Transaction Documents (unless otherwise stated therein) will be governed by the laws of the State of Delaware without giving effect to any choice or conflict of law principles of any jurisdiction.

11.9 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the amendment is in writing and signed by Buyer and Sellers. No waiver of any provision of this Agreement will be valid unless the waiver is in writing and signed by the waiving Party. The failure of a Party at any time to require performance of any provision of this Agreement will not affect such Party’s rights at a later time to enforce such provision. No waiver by any Party of any breach of this Agreement will be deemed to extend to any other breach hereunder or affect in any way any rights arising by virtue of any other breach.

11.10 Severability. Any provision of this Agreement that is determined by any court of competent jurisdiction to be invalid or unenforceable will not affect the validity or enforceability of any other provision hereof or the invalid or unenforceable provision in any other situation or in any other jurisdiction. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

11.11 Expenses. Sellers will bear all expenses incurred by them or any of their respective Representatives in connection with the Transactions contemplated to be performed before or on the Closing Date. Buyer will bear all expenses incurred by Buyer or any of its Representatives in connection with the Transactions contemplated to be performed before or on the Closing Date. If this Agreement is terminated, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

11.12 Interpretation. The article and section headings in this Agreement are inserted for convenience only and are not intended to affect the interpretation of this Agreement. Any reference in this Agreement to any Article or Section refers to the corresponding Article or Section of this Agreement. Any reference in this Agreement to any Schedule or Exhibit refers to the corresponding Schedule or Exhibit attached to this Agreement and all such Schedules and Exhibits are incorporated herein by reference. The word “including” in this Agreement means “including without limitation.” This Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision in this Agreement. Unless the context requires otherwise, any reference to any Law will be deemed also to refer to all amendments and successor provisions thereto and all rules and regulations promulgated thereunder, in each case as in effect as of the date hereof and the Closing Date. The word “or” in this Agreement is disjunctive but not necessarily exclusive. All words in this Agreement will be construed to be of such gender or number as the circumstances require. In interpreting and enforcing this Agreement, each representation and warranty will be given independent significance of fact and will not be deemed superseded or modified by any other such representation or warranty.

11.13 Specific Performance. Each Party acknowledges that the other Parties would be damaged irreparably and would have no adequate remedy of law if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction to prevent any breach of any provision of this Agreement and to enforce specifically any provision of this Agreement, in addition to any other remedy to which they may be entitled and without having to prove the inadequacy of any other remedy they may have at law or in equity and without being required to post bond or other security.

11.14 Time Is of the Essence. Time is of the essence with respect to all time periods and dates set forth herein.

The Parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

ESP Systems, LLC

By:	/s/ TODD A. BINKOWSKI
	Name:	Todd A. Binkowski
	Title:	CEO

NTN Buzztime, Inc.

By:	/s/ DARIO SANTANA
	Name:	Dario Santana
	Title:	CEO

NTN Software Solutions, Inc.

By:	/s/ KENDRA BERGER
	Name:	Kendra Berger
	Title:	Secretary & Treasurer

List of Schedules

Schedule 1–Proprietary Software, Seller Hardware, and Seller Intellectual Property

Schedule 4.3–Litigation

Schedule 4.4 – Intellectual Property Exceptions

Schedule 4.5 – Title to and Sufficiency of Purchased Assets

Schedule 4.6 – Seller Hardware; Condition of Purchased Assets

Schedule 4.7 – Customer Contract and Modified Customer Contracts

Exhibit 7.1(a)(i) – Bill of Sale and Assignment

Exhibit 7.1(a)(ii) – Assignment of Servicemarks and Trademarks

Exhibit 7.1(a)(iii) – License Agreement